UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Titanium Asset Management Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

U8885X107
(CUSIP Number)

Gregory J. Bynan
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, IL 60601
312-558-7342
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON TAMCO Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		934,714(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
934,714(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7% (2)

14	TYPE OF REPORTING PERSON
OO

(1) Beneficial ownership of 934,714 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. (“Common Stock”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 4 – “Tender and Support Agreements” in Amendment No. 1 to this Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2013. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON TAMCO Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		10,585,400
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		934,714(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,585,400
WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,520,114(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.3% (2)

14	TYPE OF REPORTING PERSON
OO

(1) Beneficial ownership of 934,714 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. (“Common Stock”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 4 – “Tender and Support Agreements” in Amendment No. 1 to this Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2013. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON NIS Acquisition LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,520,114(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		10,585,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,520,114(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.3% (2)

14	TYPE OF REPORTING PERSON
OO

(1) Beneficial ownership of 934,714 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. (“Common Stock”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 4 – “Tender and Support Agreements” in Amendment No. 1 to this Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2013. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Boyd-TAMCO Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,520,114(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		10,585,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,520,114(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.3% (2)

14	TYPE OF REPORTING PERSON
OO

(1) Beneficial ownership of 934,714 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. (“Common Stock”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 4 – “Tender and Support Agreements” in Amendment No. 1 to this Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2013. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Timothy Hyland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		73,440
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,520,114(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		73,440
WITH	10	SHARED DISPOSITIVE POWER

		10,585,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,593,554(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.7% (2)

14	TYPE OF REPORTING PERSON
IN

(1) Beneficial ownership of 934,714 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. (“Common Stock”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 4 – “Tender and Support Agreements” in Amendment No. 1 to this Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2013. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Michael Bee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,520,114(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		73,440
WITH	10	SHARED DISPOSITIVE POWER

		10,585,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,520,114(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.3% (2)

14	TYPE OF REPORTING PERSON
IN

(1) Beneficial ownership of 934,714 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. (“Common Stock”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 4 – “Tender and Support Agreements” in Amendment No. 1 to this Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2013. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Brian Gevry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		37,440
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,520,114(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,440
WITH	10	SHARED DISPOSITIVE POWER

		10,585,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,557,554(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.5% (2)

14	TYPE OF REPORTING PERSON
IN

(1) Beneficial ownership of 934,714 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. (“Common Stock”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 4 – “Tender and Support Agreements” in Amendment No. 1 to this Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2013. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Kent White

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,520,114(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		106,515
WITH	10	SHARED DISPOSITIVE POWER

		10,585,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,520,114(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.3% (2)

14	TYPE OF REPORTING PERSON
IN

(1) Beneficial ownership of 934,714 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. (“Common Stock”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 4 – “Tender and Support Agreements” in Amendment No. 1 to this Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2013. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Robert Brooks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,520,114(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		122,874
WITH	10	SHARED DISPOSITIVE POWER

		10,585,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,520,114(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.3% (2)

14	TYPE OF REPORTING PERSON
IN

(1) Beneficial ownership of 934,714 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. (“Common Stock”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 4 – “Tender and Support Agreements” in Amendment No. 1 to this Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2013. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Norman Sidler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		45,000
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,520,114(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,000
WITH	10	SHARED DISPOSITIVE POWER

		10,585,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,565,114(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.6% (2)

14	TYPE OF REPORTING PERSON
IN

(1) Beneficial ownership of 934,714 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. (“Common Stock”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 4 – “Tender and Support Agreements” in Amendment No. 1 to this Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2013. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Bartlett McCartin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		45,000
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,520,114(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,000
WITH	10	SHARED DISPOSITIVE POWER

		10,585,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,565,114(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.6% (2)

14	TYPE OF REPORTING PERSON
IN

(1) Beneficial ownership of 934,714 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. (“Common Stock”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 4 – “Tender and Support Agreements” in Amendment No. 1 to this Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2013. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON John Fremgen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,520,114(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		10,585,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,520,114(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.3% (2)

14	TYPE OF REPORTING PERSON
IN

(1) Beneficial ownership of 934,714 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. (“Common Stock”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 4 – “Tender and Support Agreements” in Amendment No. 1 to this Schedule 13D, filed with the Securities and Exchange Commission on September 10, 2013. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of such 934,714 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 19,744,824 shares Common Stock outstanding as of August 2, 2013, as reported in Titanium Asset Management Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.

CUSIP No.	U8885X107

ITEM 1. SECURITY AND ISSUER

This Amendment No. 3 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2012, as amended by Amendment No. 1 filed with the SEC on April 18, 2013 and by Amendment No. 2 filed with the SEC on September 10, 2013 (as amended and supplemented, this “Statement”) on behalf of the Reporting Persons, to furnish the additional information set forth herein. The Statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Titanium Asset Management Corp., a Delaware corporation (the “Issuer”). All capitalized terms contained in this Statement but not otherwise defined shall have the meanings ascribed to such terms in the initial Schedule 13D filed with the SEC on December 28, 2012.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated in its entirety to read as follows:

(a), (f) This statement is being filed by:

(i)	TAMCO Acquisition, LLC, a Delaware limited liability company (“Purchaser”);

(ii)	TAMCO Holdings, LLC, a Delaware limited liability company (“Parent”);

(iii)	NIS Acquisition LLC, a Delaware limited liability company (“NIS”);

(iv)	Boyd-TAMCO Holdings, LLC, an Ohio limited liability company (“Boyd”)

(v)	Timothy Hyland, an individual (“Hyland”);

(vi)	Michael Bee, an individual (“Bee”);

(vii)	Brian Gevry, an individual (“Gevry”);

(viii)	Kent White, an individual (“White”);

(ix)	Robert Brooks, an individual (“Brooks”);

(x)	Norman Sidler, an individual (“Sidler”);

(xi)	Bartlett McCartin, an individual (“McCartin”); and

(xii)	John Fremgen, an individual (“Fremgen” and, together with Purchaser, Parent, NIS, Boyd, Hyland, Bee, Gevry, White, Brooks, Silder and McCartin, the “Reporting Persons”).

Parent, NIS and Boyd have entered into a joint filing agreement, dated as of December 28, 2012, a copy of which is attached as Exhibit 99.1 to the initial Schedule 13D filed with the Securities and Exchange Commission on December 28, 2012. Purchaser entered into a joinder to the joint filing agreement on September 10, 2013. Hyland, Bee, Gevry, White, Brooks, Sidler, McCartin and Fremgen have each entered into a joinder to the joint filing agreement, which is attached hereto as Exhibit 8.

 (b) The address of the principal business and principal office of each of Purchaser, Parent, NIS, White, Brooks, Sidler, McCartin and Fremgen is 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202. The address of the principal business and principal office of each of Boyd, Hyland, Bee and Gevry is 1801 E 9th Street, Suite 1400, Cleveland, Ohio 44114.

(c) Purchaser, a wholly-owned subsidiary of Parent, was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined below) and has not engaged in any activities except in connection with such transactions. The principal business of Parent is investing in securities of the Issuer.

NIS and Boyd each own 50% of the outstanding membership interests in Parent. Messrs. Bee, Gevry and Hyland beneficially own 12.99%, 12.81%, and 12.81%, respectively, of the limited liability company interests of Boyd. Messrs. Brooks, Fremgen (through Fremgen Family Enterprises LLC), McCartin (through McCartin Investments, LLC), Sidler (through NJSID Investments, LLC) and White beneficially own 12.90%, 12.67%, 12.90%, 12.90% and 13.80%, respectively, of the limited liability company interests of NIS. Messrs. Bee, Brooks and White have entered into Support Agreements with respect to the Shares that they beneficially own directly.

CUSIP No.	U8885X107

As a result, each of NIS, Boyd, Hyland, Bee, Gevry, White, Brooks, Sidler, McCartin and Fremgen may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the Shares owned by Parent. However, each of the foregoing Reporting Persons disclaims beneficial ownership of the Shares owned by Parent except to the extent of their respective pecuniary interests therein. The Reporting Persons are filing this Statement jointly, as they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act. Neither the filing of this Statement nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

Based upon the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, there were 19,744,824 shares of Common Stock outstanding as of August 2, 2013. Based on the foregoing, (i) Parent (A) has sole voting power and sole dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (B) may be deemed to have shared voting and dispositive power over the 934,714 Shares beneficially owned directly by the Supporting Stockholders as a result of the Support Agreements; (ii) Purchaser may be deemed to have shared voting power over the 934,714 Shares beneficially owned by the Supporting Stockholders as a result of the Support Agreements; (iii) each of NIS and Boyd, in their capacities as members of Parent, may be deemed to have (A) shared voting power and shared dispositive power to dispose or direct the disposition of the 10,585,400 Shares beneficially owned by Parent and (B) shared voting power over the 934,714 Shares beneficially owned by the Supporting Stockholders as a result of the Support Agreements; (iv) Mr. Bee (A) has shared voting power and sole dispositive power over the 73,440 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and shared dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 861,274 Shares beneficially owned directly by the other Supporting Stockholders as a result of the Support Agreements; (v) Mr. Gevry (A) has sole voting power and sole dispositive power over the 37,440 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and shared dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 934,714 Shares beneficially owned directly by the Supporting Stockholders as a result of the Support Agreements; (vi) Mr. Hyland (A) has sole voting power and sole dispositive power over the 73,440 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and shared dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 934,714 Shares beneficially owned directly by the Supporting Stockholders as a result of the Support Agreements; (vii) Mr. Brooks (A) has shared voting power and sole dispositive power over the 122,874 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and dispositive power over the 10,585,400 shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 811,840 Shares beneficially owned directly by the other Supporting Stockholders as a result of the Support Agreements; (viii) Mr. Fremgen may be deemed to (A) have shared voting and shared dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (B) may be deemed to have shared voting power over the 934,714 Shares beneficially owned directly by the Supporting Stockholders as a result of the Support Agreements; (ix) Mr. McCartin (A) has sole voting power and sole dispositive power over the 45,000 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and shared dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 934,714 Shares beneficially owned directly by the Supporting Stockholders as a result of the Support Agreements; (x) Mr. Sidler (A) has sole voting power and sole dispositive power over the 45,000 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and shared dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 934,714 Shares beneficially owned directly by the Supporting Stockholders as a result of the Support Agreements; and (xi) Mr. White (A) has shared voting power and sole dispositive power over the 106,515 Shares beneficially owned directly by him, (B) may be deemed to have shared voting and dispositive power over the 10,585,400 Shares beneficially owned directly by Parent and (C) may be deemed to have shared voting power over the 828,199 Shares beneficially owned directly by the other Supporting Stockholders as a result of the Support Agreements.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of the 934,714 shares of Common Stock subject to the Support Agreements (expect to the extent beneficially owned directly by such Reporting Person) for purposes of Section 13(d) of the Exchange Act, or for any other purpose and such beneficial ownership is expressly disclaimed. In addition, the information set forth in Item 2(c) with respect to NIS, Boyd, Hyland, Bee, Gevry, White, Brooks, Sidler, McCartin and Fremgen is incorporated by reference into this Item 5.

CUSIP No.	U8885X107

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the shares reported in this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 8	Joinder to Joint Filing Agreement, dated as of October 7, 2013, of Hyland, Bee, Gevry, White, Brooks, Sidler, McCartin and Fremgen

 SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2013

TAMCO ACQUISITION, LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

TAMCO HOLDINGS, LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

NIS ACQUISITION LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

BOYD-TAMCO HOLDINGS, LLC

By:	/s/ Brian L. Gevry
Brian L. Gevry
Chief Executive Officer

By:	/s/ Timothy Hyland
Timothy Hyland

By:	/s/ Michael Bee
Michael Bee

By:	/s/ Brian L. Gevry
Brian L. Gevry

By:	/s/ Kent White
Kent White

By:	/s/ Robert Brooks
Robert Brooks

By:	/s/ Norman Sidler
Norman Sidler

By:	/s/ Bartlett McCartin
Bartlett McCartin

By:	/s/ John Fremgen
John Fremgen

EXHIBIT INDEX

Exhibit 8	Joinder to Joint Filing Agreement, dated as of October 7, 2013, of Hyland, Bee, Gevry, White, Brooks, Sidler, McCartin and Fremgen

Exhibit 8

JOINDER TO JOINT FILING AGREEMENT

Reference is made to the Joint Filing Agreement dated as of December 28, 2012 (the “Joint Filing Agreement”) by and among TAMCO Holdings, LLC, NIS Acquisition LLC and Boyd-TAMCO Holdings, LLC.

As of the date hereof, the undersigned hereby agrees to become bound by the obligations of the Joint Filing Agreement.

This Joinder to Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned has executed this Joinder to Joint Filing Agreement as of October 7, 2013.

By:	/s/ Timothy Hyland
Timothy Hyland

By:	/s/ Michael Bee
Michael Bee

By:	/s/ Brian L. Gevry
Brian L. Gevry

By:	/s/ Kent White
Kent White

By:	/s/ Robert Brooks
Robert Brooks

By:	/s/ Norman Sidler
Norman Sidler

By:	/s/ Bartlett McCartin
Bartlett McCartin

By:	/s/ John Fremgen
John Fremgen